UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 13, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

June 30, 2015

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	4

Consolidated Comprehensive Income	5

Consolidated Changes in Shareholders’ Equity	6 to 7

Consolidated Cash Flows	8

Consolidated Balance Sheets	9

Notes to Interim Condensed Consolidated Financial Statements	10 to 24

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Revenue	196,586	202,925	385,595	402,873
Cost of sales	154,178	158,875	306,172	316,125

Gross profit	42,408	44,050	79,423	86,748

Selling, general and administrative expenses	22,253	20,561	40,380	39,541
Research expenses	2,141	1,667	4,207	3,741

	24,394	22,228	44,587	43,282

Operating profit before manufacturing facility closures, restructuring and other related charges	18,014	21,822	34,836	43,466
Manufacturing facility closures, restructuring and other related charges (Note 4)	142	1,020	802	2,404

Operating profit	17,872	20,802	34,034	41,062

Finance costs (Note 3)
Interest	982	864	1,598	1,695
Other (income) expense, net	395	370	(246)	722

	1,377	1,234	1,352	2,417

Earnings before income tax expense	16,495	19,568	32,682	38,645
Income tax expense (Note 8)
Current	1,249	1,062	2,312	1,519
Deferred	3,498	6,392	6,844	13,378

	4,747	7,454	9,156	14,897

Net earnings	11,748	12,114	23,526	23,748

Earnings per share (Note 11)
Basic	0.20	0.20	0.39	0.39
Diluted	0.19	0.19	0.38	0.38

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended June 30

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Net earnings	11,748	12,114	23,526	23,748

Other comprehensive income (loss)
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax expense of $105 and deferred income tax benefit of $102 for the three and six months ended June 30, 2015, respectively, nil in 2014)	172	—	(166)	—
Change in cumulative translation adjustments	2,117	2,287	(5,403)	(379)

Items that will be subsequently reclassified to net earnings	2,289	2,287	(5,569)	(379)

Comprehensive income for the period	14,037	14,401	17,957	23,369

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2014

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total shareholders’ equity
	Number	Amount		Cumulative translation adjustment account
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 11)	232,927	690				690
Excess tax benefit on exercised stock options		672	(672)			—
Excess tax benefit on outstanding stock awards			(742)			(742)
Stock-based compensation expense (Note 11)			1,185			1,185
Stock-based compensation expense credited to capital on options exercised (Note 11)		238	(238)			—
Dividends on common stock (Note 11)					(9,714)	(9,714)

	232,927	1,600	(467)		(9,714)	(8,581)

Net earnings					23,748	23,748
Other comprehensive loss
Change in cumulative translation adjustments				(379)		(379)

				(379)		(379)

Comprehensive income for the period				(379)	23,748	23,369

Balance as of June 30, 2014	61,009,576	360,801	20,030	(1,149)	(134,466)	245,216

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2015

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock		Contributed surplus	Accumulated other comprehensive loss			Deficit	Total shareholders’ equity
	Number	Amount		Cumulative translation adjustment account	Reserve for cash flow hedge	Total
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500

Transactions with owners
Exercise of stock options (Note 11)	152,500	404						404
Excess tax benefit on exercised stock options		689	(689)					—
Excess tax benefit on outstanding stock awards			(606)					(606)
Stock-based compensation expense (Note 11)			1,871					1,871
Stock-based compensation expense credited to capital on options exercised (Note 11)		182	(182)					—
Deferred Share Units (“DSUs”) settlement, net of required minimum tax withholding (Note 11)	6,397	65	(218)					(153)
Repurchases of common stock (Note 11)	(967,088)	(8,302)					(5,177)	(13,479)
Dividends on common stock (Note 11)							(14,381)	(14,381)

	(808,191)	(6,962)	176				(19,558)	(26,344)

Net earnings							23,526	23,526
Other comprehensive loss
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax benefit of $102)					(166)	(166)		(166)
Change in cumulative translation adjustments				(5,403)		(5,403)		(5,403)

				(5,403)	(166)	(5,569)		(5,569)

Comprehensive income for the period				(5,403)	(166)	(5,569)	23,526	17,957

Balance as of June 30, 2015	59,627,635	350,878	24,669	(13,516)	(166)	(13,682)	(142,752)	219,113

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	11,748	12,114	23,526	23,748
Adjustments to net earnings
Depreciation and amortization	6,939	6,673	13,673	12,692
Income tax expense	4,747	7,454	9,156	14,897
Interest expense	982	864	1,598	1,695
Non-cash charges in connection with manufacturing facility closures restructuring and other related charges	(137)	(154)	(100)	109
Stock-based compensation expense (benefit)	2,146	982	2,127	(31)
Pension and other post-retirement benefits expense	563	703	1,163	1,423
(Gain) loss on foreign exchange	194	(21)	(667)	25
Other adjustments for non cash items	54	(170)	229	(21)
Income taxes paid, net	(2,955)	(545)	(3,065)	(607)
Contributions to defined benefit plans	(602)	(851)	(1,201)	(1,330)

Cash flows from operating activities before changes in working capital items	23,679	27,049	46,439	52,600

Changes in working capital items
Trade receivables	1,779	1,579	(3,507)	(12,536)
Inventories	2,341	(4,445)	(11,479)	(15,165)
Parts and supplies	(520)	(310)	(805)	(382)
Other current assets	(773)	1,242	2,134	462
Accounts payable and accrued liabilities	384	(6,817)	(5,414)	(2,224)
Provisions	(1,157)	(133)	(752)	277

	2,054	(8,884)	(19,823)	(29,568)

Cash flows from operating activities	25,733	18,165	26,616	23,032

INVESTING ACTIVITIES
Acquisition of a subsidiary, net of cash acquired	(15,333)	—	(15,333)	—
Purchases of property, plant and equipment	(6,165)	(10,178)	(15,148)	(24,546)
Proceeds from disposals of property, plant and equipment	9	37	49	91
Other assets	256	294	257	295
Purchases of intangible assets	(34)	(185)	(108)	(335)

Cash flows from investing activities	(21,267)	(10,032)	(30,283)	(24,495)

FINANCING ACTIVITIES
Proceeds from long-term debt	33,759	39,724	132,598	79,157
Repayment of long-term debt	(30,397)	(44,050)	(91,664)	(64,761)
Payments of debt issue costs	(1)	—	(28)	—
Interest paid	(996)	(920)	(1,620)	(1,876)
Proceeds from exercise of stock options	367	690	404	690
Repurchases of common stock	(9,609)	—	(13,532)	—
Dividends paid	(7,154)	(4,927)	(14,457)	(9,802)

Cash flows from financing activities	(14,031)	(9,483)	11,701	3,408

Net increase (decrease) in cash	(9,565)	(1,350)	8,034	1,945
Effect of foreign exchange differences on cash	545	29	(1,113)	1
Cash, beginning of period	24,283	5,767	8,342	2,500

Cash, end of period	15,263	4,446	15,263	4,446

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	June 30, 2015 (Unaudited)	December 31, 2014 (Audited)
	$	$
ASSETS
Current assets
Cash	15,263	8,342
Trade receivables	85,260	81,239
Inventories (Note 5)	109,145	96,782
Parts and supplies	14,530	13,788
Other current assets	12,095	13,562

	236,293	213,713
Property, plant and equipment (Note 6)	186,218	188,146
Goodwill (Note 13)	6,078	—
Intangible assets (Note 7)	10,563	1,581
Deferred tax assets	46,947	60,078
Other assets	3,285	3,158

Total assets	489,384	466,676

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	69,106	77,049
Provisions (Note 10)	2,434	2,770
Installments on long-term debt (Note 9)	5,550	5,669

	77,090	85,488
Long-term debt (Note 9)	157,829	117,590
Pension and other post-retirement benefits	31,413	31,713
Other liabilities	792	845
Provisions (Note 10)	3,147	3,540

	270,271	239,176

SHAREHOLDERS’ EQUITY
Capital stock (Note 11)	350,878	357,840
Contributed surplus (Note 11)	24,669	24,493
Deficit	(142,752)	(146,720)
Accumulated other comprehensive loss	(13,682)	(8,113)

	219,113	227,500

Total liabilities and shareholders’ equity	489,384	466,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2015

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -    GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 -    ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“Financial Statements”) present the Company’s consolidated balance sheets as of June 30, 2015 and December 31, 2014, as well as its consolidated earnings, comprehensive income and cash flows for the three and six months ended June 30, 2015 and 2014, and the changes in shareholders’ equity for the six months ended June 30, 2015 and 2014.

These Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These Financial Statements use the same accounting policies and methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes, and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.

These Financial Statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These Financial Statements were authorized for issuance by the Company’s Board of Directors on August 12, 2015.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

Changes in Accounting Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) – Financial Instruments. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

Previously, the Company classified financial assets when they were first recognized as fair value through profit or loss, available for sale, held to maturity investments or loans and receivables. Under IFRS 9 (2013), the Company classifies financial assets under the same two measurement categories as financial liabilities; amortized cost or fair value through profit and loss. Financial assets are classified as amortized cost if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. All other financial assets are classified as fair value through profit or loss. All of the Company’s financial assets and financial liabilities as at December 31, 2014 will continue to be classified and measured at amortized cost with the exception of derivative financial instruments disclosed below. The adoption of this standard has not resulted in any changes to comparative figures.

The Company has not yet adopted IFRS 9 (2014) – Financial Instruments that incorporates the new impairment model that assesses financial assets based on expected losses rather than incurred losses as applied in IAS 39. This final standard will replace IFRS 9 (2013) and is effective for annual periods on or after January 1, 2018.

Derivative Financial Instruments and Hedging

When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.

At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9 (2013), which includes the following conditions to be met:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

•	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, or is sold or liquidated. If the hedged item ceases to exist, unrealized gains or losses recognized in OCI are reclassified to earnings.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 -    INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	36,725	33,704	71,888	68,691
Termination benefits	82	56	157	619
Stock-based compensation expense (benefit)	2,146	982	2,127	(31)
Pensions and other post-retirement benefits – defined benefit plans	586	729	1,211	1,475
Pensions and other post-retirement benefits – defined contribution plans	950	1,058	1,975	2,006

	40,489	36,529	77,358	72,760

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Finance costs – Interest
Interest on long-term debt	976	1,013	1,662	1,992
Amortization of debt issue costs on long-term debt	111	154	221	307
Interest capitalized to property, plant and equipment	(105)	(303)	(285)	(604)

	982	864	1,598	1,695

Finance costs – Other (income) expense, net
Foreign exchange (gain) loss	181	(22)	(670)	26
Other costs, net	214	392	424	696

	395	370	(246)	722

Additional information
Depreciation of property, plant and equipment	6,684	6,499	13,292	12,340
Amortization of intangible assets	255	174	381	352
Reversal of impairment of long-term assets	(101)	(390)	(140)	(291)

4 -     MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its manufacturing facility closures and restructuring initiatives, which are included in the Company’s consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Reversal of impairment of property, plant and equipment	(101)	(390)	(137)	(291)
Impairment (reversal) of parts and supplies	(20)	—	(41)	77
Equipment relocation	44	683	71	1,056
Write-down (reversal) of inventories to net realizable value	(16)	31	78	59
Severance and other labor related costs	87	507	681	1,097
Idle facility costs	—	213	—	385
Other costs (reversals)	148	(24)	150	21

	142	1,020	802	2,404

The charges incurred in the table above are the incremental costs of: (i) the ongoing relocation of the Columbia, South Carolina manufacturing facility; (ii) the Richmond, Kentucky manufacturing facility closure; and (iii) other small restructuring initiatives.

5 -    INVENTORIES

	June 30, 2015	December 31, 2014
	$	$
Raw materials	29,711	25,358
Work in process	22,613	18,354
Finished goods	56,821	53,070

	109,145	96,782

During the three and six months ended June 30, 2015 and 2014, the Company did not record a write-down or reversal of write-down of inventories to net realizable value, except for the amounts recorded in earnings in manufacturing facility closures, restructuring and other related charges. Refer to Note 4 for more information.

6 -    PROPERTY, PLANT AND EQUIPMENT

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Acquisitions of property, plant and equipment	6,165	10,178	15,148	24,546
Additions to property, plant and equipment due to business acquisition	632	—	632	—
Net book value of property, plant and equipment disposals	5	260	40	281
(Gain) loss on disposals	2	99	(3)	108
Reversals of impairments on idle assets	—	—	(3)	—

	June 30, 2015	December 31, 2014
	$	$
Commitments to purchase machinery and equipment	16,919	2,696

7 -    INTANGIBLE ASSETS

The Company has a trademark and goodwill which are identifiable intangible assets for which the expected useful life is indefinite. The trademark represents the value of a brand name acquired in a business acquisition which management expects will provide benefit to the Company for an indefinite period. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. Intangible assets with indefinite useful lives that are acquired separately are carried at cost.

When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Goodwill and trademark	Indefinite
Customer lists	5 to 15
Distribution rights and customer contracts	6
License agreements and software	5
Non-compete agreement	3

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.

	June 30, 2015	December 31, 2014
	$	$
Customer lists	7,396	257
Trademark	1,700	—
Other	1,467	1,324

	10,563	1,581

8 -    INCOME TAXES

The calculation of the Company’s effective tax rate is as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Income tax expense	$4,747	$7,454	$9,156	$14,897
Earnings before income tax expense	$16,495	$19,568	$32,682	$38,645
Effective tax rate	28.8%	38.1%	28.0%	38.5%

9 -    LONG-TERM DEBT

	June 30, 2015	December 31, 2014
	$	$
Revolving Credit Facility (1)	140,954	97,936
Finance lease liabilities	22,319	25,217
Other Loans	106	106

	163,379	123,259
Less: Installments on long-term debt	5,550	5,669

	157,829	117,590

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs totalling $1.9 million ($2.1 million as of December 31, 2014).

On November 18, 2014, the Company entered into a five-year, $300 million revolving credit facility (“Revolving Credit Facility”) with a syndicate of financial institutions.

	June 30, 2015	December 31, 2014
Effective interest rate on borrowings under the Revolving Credit Facility	2.25%	2.01%
Unused availability under the Revolving Credit Facility	$155,040	$197,936

10 -    PROVISIONS AND CONTINGENT LIABILITIES

	Environmental	Restoration	Severance and other provisions	Total
	$	$	$	$
Balance, December 31, 2014	2,518	917	2,875	6,310
Additional provisions	—	58	701	759
Amounts used	(12)	—	(1,310)	(1,322)
Amounts reversed	—	—	(131)	(131)
Net foreign exchange differences	—	(27)	(8)	(35)

Balance, June 30, 2015	2,506	948	2,127	5,581

Amount presented as current	406	—	2,028	2,434
Amount presented as non-current	2,100	948	99	3,147

Balance, June 30, 2015	2,506	948	2,127	5,581

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and, it believes, demonstrated that the former Chief Financial Officer’s assertions are without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn his OSHA complaint in order to file a complaint against the Company in US federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint. As of the date of the filing of these Financial Statements, the Company is not aware of any complaint filed against it in US federal district court by the former Chief Financial Officer. Because such complaint has not been filed and the Company is not aware of any information to lend merit to such a complaint, the Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of June 30, 2015. As of June 30, 2015, approximately $0.4 million in severance and other provisions is for an estimated amount relating to the former Chief Financial Officer based on the employment letter agreements entered into with him on October 30, 2009 and November 17, 2009.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of June 30, 2015.

11 -    CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of June 30, 2015 and December 31, 2014 were 59,627,635 and 60,435,826, respectively.

Dividends

Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 31, 2015	$0.12	March 19, 2015	60,355,638	$7.3 million
June 30, 2015	$0.12	June 15, 2015	59,621,238	$7.2 million

Share Repurchases

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. This NCIB, which was scheduled to expire on July 9, 2015, was renewed effective July 10, 2015. Refer to Note 15 for more information on the renewed NCIB.

	Three months ended June 30,			Six months ended June 30,
	2015		2014	2015		2014
Common shares repurchased		347,100	—		967,088	—
Average price per common share including commissions	CDN$	17.11	—	CDN$	17.35	—
Total purchase price including commissions		$4,912	—		$13,479	—
Carrying value of the common shares repurchased		$2,554	—		$8,302	—
Share repurchase premium (1)		$2,358	—		$5,177	—

Since inception of NCIB on July 10, 2014:

Common shares repurchased		1,564,588
Average price per common share including commissions	CDN$	16.20
Total purchase price including commissions		$21,301
Carrying value of the common shares repurchased		$11,527
Share repurchase premium (1)		$9,774

(1)	The excess of the purchase price paid over the carrying value of the common shares repurchased recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity.

Earnings Per Share

The weighted average number of common shares outstanding are as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Basic	59,727,825	60,825,745	60,091,438	60,801,333
Effect of stock options	1,329,461	1,743,685	1,335,544	1,734,765
Effect of performance share units	682,431	—	492,218	—

Diluted	61,739,717	62,569,430	61,919,200	62,536,098

Stock options that were anti-dilutive and not included in diluted earnings per share calculations	—	1,118,633	—	1,118,633

All performance share units (“PSUs”) granted to date have met the performance conditions as of June 30, 2015 and were included in the calculation of weighted average diluted common shares outstanding.

Stock Options

	Three months ended June 30,				Six months ended June 30,
	2015		2014		2015		2014
Stock options exercised		132,500		232,927		152,500		232,927
Weighted average exercise price	CDN$	3.39	CDN$	3.22	CDN$	3.23	CDN$	3.22
Cash proceeds		$367		$690		$404		$690
Stock options expired or forfeited		2,500		—		2,500		140,000

	June 30, 2015
Stock options outstanding		2,205,000
Weighted average exercise price per stock option outstanding	CDN$	7.27
Weighted average fair value at grant date per stock option outstanding		$2.32

Performance Share Unit Plan

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
PSUs granted	126,460	152,500	363,600	152,500
Weighted average fair value per PSU	$15.15	$11.38	$13.64	$11.38

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions:

	Three months ended June 30,				Six months ended June 30,
	2015		2014		2015		2014
Expected life		3 years		3 years		3 years		3 years
Expected volatility (1)		35%		38%		35%		38%
Risk-free interest rate		1.07%		0.91%		1.07%		0.91%
Expected dividends (2)		0.00%		0.00%		0.00%		0.00%
Performance period starting price (3)	CDN$	17.86	CDN$	12.74	CDN$	17.86	CDN$	12.74
Stock price at grant date	CDN$	17.53	CDN$	12.72	CDN$	17.53	CDN$	12.72

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model. As of June 30, 2015 and December 31, 2014, the Company accrued less than $0.1 million in the consolidated balance sheets in other liabilities.
(3)	The performance period starting price is measured as the five day volume weighted average trading price for the common shares of the Company on the grant date.

The PSUs granted in 2014 and 2015 are earned over a three-year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return (“TSR”) ranking versus a specified peer group of companies.

As of June 30, 2015, the Company’s TSR ranking was such that if the awards granted in 2014 and 2015 were to be settled at June 30, 2015, the number of shares earned would be 150% of the grants awarded.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
PSUs forfeited	—	—	—	—

June 30, 2015
PSUs outstanding	516,100
Weighted average fair value per PSU	$12.98

Deferred Share Unit Plan

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
DSUs granted	27,023	21,000	36,797	21,000
Weighted average fair value per DSU	$16.04	$11.65	$16.02	$11.65
Stock-based compensation expense recognized for DSUs received in lieu of cash for directors’ fees not yet granted	$50	$78	$107	$163

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Shares issued upon DSU settlement
DSUs settled	16,460	—	16,460	—
Less: shares withheld for required minimum tax withholding	10,063	—	10,063	—

Shares issued	6,397	—	6,397	—

June 30, 2015
DSUs outstanding	57,238
Weighted average fair value per DSU	$13.96

Stock Appreciation Rights

	Three months ended June 30,				Six months ended June 30,
	2015		2014		2015		2014
Expense (income) recorded in earnings in selling, general and administrative expenses		$930		$70		$218		($1,215)
SARs exercised		32,500		41,250		32,500		41,250
Exercise price	CDN$	7.56	CDN$	7.56	CDN$	7.56	CDN$	7.56
Cash payments		$319		$179		$319		$179
SARs forfeited		—		—		—		123,750

	June 30, 2015	December 31, 2014
	$	$
Outstanding amounts vested and expected to vest in the next twelve months, recorded in the consolidated balance sheets in accounts payable and accrued liabilities	4,776	7,232
Outstanding amounts expected to vest in greater than twelve months, recorded in the consolidated balance sheets in other liabilities	—	539
Aggregate intrinsic value of outstanding vested awards, including awards exercised but not yet paid	1,196	4,386

12 -    FINANCIAL INSTRUMENTS

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with floating rate debt is that the Chief Executive Officer, Chief Financial Officer and Treasurer monitor the Company’s amount of floating rate debt, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR-based cash flows from the first $40,000,000 of such variable rate debt due to changes in the benchmark interest rate.

On March 18, 2015, to help achieve accomplish this objective, the Company entered into an interest rate swap agreement and designated it as a cash flow hedge. The terms of the interest swap agreement are as follows:

Maturity	Notional amount	Settlement	Fixed interest rate paid
November 18, 2019	$40,000,000	Monthly	1.61%

The interest rate swap agreement involves the exchange of periodic payments excluding the notional principal amount upon which the payments are based. These payments were recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Additionally, the Company elects to use the Hypothetical Derivative methodology to measure the ineffectiveness of the hedging relationship in a given reporting period to be recorded in earnings. Under the Hypothetical Derivative method, the actual interest rate swap would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swap or the cumulative change in the fair value of the hypothetical derivative. The determination of the fair value of both the hypothetical derivative and the actual interest rate swap will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs in other expense, net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swap over the cumulative change in the fair value of the hypothetical derivative. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The change in fair value of the derivative used for calculating hedge effectiveness was $0.3 million as of June 30, 2015.

The carrying amount and fair value was a liability, included in other liabilities in the consolidated balance sheet, amounting to $0.3 million as of June 30, 2015.

The Company categorizes its interest rate swap as Level 2 within the fair value measurement hierarchy as the fair value is estimated using a valuation technique based on observable market data, including interest rates, as a listed market price is not available.

13 -    BUSINESS ACQUISITION

On April 7, 2015, a subsidiary of the Parent Company, Intertape Polymer Corp. (“IPC”), under a Stock Purchase Agreement (the “Agreement”) dated the same day, purchased 100% of the issued and outstanding common stock of BP Acquisition Corporation (“Better Packages”) (which wholly-owns a subsidiary, Better Packages, Inc.) (the “Acquisition”), a leading supplier of water-activated tape dispensers.

IPC paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $16.0 million, subject to a working capital adjustment. A post-closing working capital adjustment was determined on July 10, 2015, resulting in a receivable of $0.1 million as of June 30, 2015 included in other current assets in the consolidated balance sheet. There are no additional contingent consideration arrangements in the Agreement. In addition, IPC and the former shareholders of Better Packages each made customary representations and warranties and covenants in the Agreement and the Agreement contains customary indemnification provisions. The former shareholders of Better Packages have deposited in escrow $2.9 million related to these items.

The net cash consideration paid on the closing date was as follows:

April 7, 2015 (Unaudited)
$
Consideration paid in cash	15,867
Less: cash balances acquired	534

15,333

The Acquisition was accounted for using the acquisition method of accounting. The Acquisition further extends the Company’s product offering and global presence in the rapidly growing e-commerce market, resulting in the recognition of goodwill of $6.1 million. The Company does not expect any of the goodwill to be deductible for income tax purposes. The fair value of net identifiable assets acquired and goodwill at the date of acquisition are as follows:

April 7, 2015 (Unaudited)
$
Current assets
Cash	534
Trade receivables (1)	1,310
Inventories	2,489
Other current assets	99
Property, plant and equipment	632
Intangible assets
Customer list	7,343
Trademark	1,700
Non-compete agreement	198
Other intangibles	21
Other assets	22

14,348
Current liabilities
Accounts payable and accrued liabilities	1,165
Deferred tax liability	3,483
Provisions	10

4,658

Fair value of net identifiable assets acquired	9,690

Cash consideration transferred	15,867
Less: Adjustment receivable	99
Less: fair value of net identifiable assets acquired	9,690

Goodwill	6,078

(1)	The Company expects to collect the fair value of the trade receivables of $1,310. The gross contractual amounts receivable were $1,324.

The Acquisition’s impact on the Company’s consolidated earnings for the three and six months ended June 30, 2015, was as follows:

April 7, 2015 through
June 30, 2015
$
Revenue	4,334
Net earnings	334

Had the Acquisition been effective as of January 1, 2015 the impact on the Company’s consolidated earnings would have been as follows:

	Three months ended	Six months ended
	June 30, 2015	June 30, 2015
	$	$
Revenue	4,334	7,926
Net earnings (1)	350	394

(1)	The adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of Better Packages post-closing.

The acquisition-related costs are excluded from the consideration transferred and are included in the Company’s consolidated earnings as follows:

	Three months ended	Six months ended
	June 30, 2015	June 30, 2015
	$	$
Selling, general and administrative expenses	28	382

14 -    RELATED PARTY

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in his relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. The sale of the home was completed on April 15, 2015 and the Company was reimbursed for the purchase funding.

15 -    POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Non-Adjusting Events

•	On August 12, 2015, the Company’s Board of Directors approved a change in the quarterly dividend policy by increasing the dividend from $0.12 to $0.13 per share. Accordingly, on August 12, 2015, the Company declared a cash dividend of $0.13 per common share payable September 30, 2015 to shareholders of record at the close of business on September 15, 2015. The estimated amount of this dividend payment is $7.8 million based on 59,721,385 of the Company’s common shares issued and outstanding as of August 12, 2015.

•	On July 8, 2015, the Company announced the renewal of its NCIB effective July 10, 2015 under which the Company will be entitled to repurchase for cancellation up to 2,000,000 common shares, representing 3.35% of its 59,627,635 common shares issued and outstanding as of June 30, 2015. This renewed NCIB expires on July 9, 2016. As of August 12, 2015, there had been no repurchases since the beginning of this renewed NCIB time period.

No other significant non-adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2015.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2015 and ended on June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 13th day of August, 2015.

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2015.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2015 and ended on June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 13th day of August, 2015.

By:	/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer